July 13, 2007
Mr. David R. Humphrey
Branch Chief
Securities & Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Allied Holdings, Inc. File No. 001-13867 Form 10-K for the Year Ended December 31, 2006
Dear Mr. Humphrey:
     We are responding to your letter of June 19, 2007, with respect to the Commission’s comments to the above referenced report filed by Allied Holdings, Inc. (the “Company”) under the Securities Exchange Act of 1934, as amended. For your convenience, we have restated and responded to each of your comments below. After you have reviewed this response, please let us know if you require any additional information.
     As discussed further in our responses, we intend to incorporate our responses below in all of our future filings with the Commission.
Form 10-K for the Year Ended December 31, 2006
Cover Page
1.	Please note your file number is 001-13867. Please change your cover page accordingly.
Response:
The Company will reflect the correct Commission file number in all future filings.
Note 2 — Summary of Significant Accounting Policies
(d) Cash, Cash Equivalents, and Other Time Deposits, page F-8
2.	We note from your disclosure here and your cash flow presentation that you have classified changes in restricted cash as investing activities, and that the restricted cash balances are restricted for payment of insurance claims. As both the receipt and payment of the restricted cash result from operating activities, and, from your disclosure in part (m) of this note, it appears that the changes in claims reserves are considered as changes to operating cash flows through “accrued liabilities” and “other long term liabilities,” we believe paragraphs 22(a) or 22(c) and 23(b) or 23(e) of SFAS 95 require an operating activity presentation of changes this restricted cash. Please revise or advise as appropriate.

Securities & Exchange Commission
July 13, 2007

Response:
The changes in restricted cash balances are included in investing activities because the changes are not a result of operating activities and the restricted cash balances are not available for payment of insurance claims. As described in notes 2(d) and 18(c) to the consolidated financial statements, these restricted cash balances are contractually pledged to secure outstanding letters of credit. These restricted cash balances are not available to the Company for general use in its operations, including the payment of insurance claims. Insurance claims are paid from the Company’s other sources of available funds including cash flows from operations or borrowings. The amount of letters of credit required to be pledged are determined periodically by our third-party insurance carriers and the restricted cash required to collateralize those letters of credit are determined by the respective banks issuing the letters of credit. As a result of these restrictions, the restricted cash balances are not available for use by the Company in its operations, and we believe it is appropriate to classify restricted cash balances separately from unrestricted amounts, and changes in the amounts required to be pledged as an investing activity in the statement of cash flows.
We will revise future filings to clarify that the restricted cash is not available for payment of insurance claims.
(m) Claims and Insurance Reserves, Page F-11
3.	We note your disclosure here and elsewhere in your filing that you engage third-party actuarial valuations to assist in the determination of the majority of your claims and insurance reserves. Such disclosure assigns responsibility for the valuation to an entity other than management, an “expert.” As such, this expert must be explicitly named in your Form 10-K and a consent from such expert must be filed under Exhibit 23 when the document is incorporated by reference into a registration statement and/or in the registration statement itself, as applicable. Refer to Item 601 of Regulation S-K. Please revise future filings, as appropriate.
Response:
We do not believe that the reference to the outside third-party is the type of reference requiring consent under Section 7(a) of the Securities Act of 1933, and Section 436(b) of Regulation C does not apply. The discussion regarding the actuarial valuations is only a part of the process undertaken by us to determine appropriate insurance reserves. The reference to the third-party in the Form 10-K was to describe that part of the process we undertook, not to state or imply that such third-party had reviewed or passed upon the information presented in the Form 10-K nor to state or imply that the insurance reserves (or the description in the Form 10-K) were established on the authority of the third-party as an expert. For this reason, we also did not provide the name of the third-party or file a consent.
We do not believe that the reference to the third-party is the type of reference requiring consent under Section 7(a) of the Securities Act of 1933.

Securities & Exchange Commission
July 13, 2007

Note 8 — Goodwill and Other Intangible Assets, page F-25
4.	Please explain to us in your response and revise your disclosure to indicate the nature of the “other intangible assets” presented in your table.
Response:
The “other intangible assets” relates to a trademark of one of our operations in Mexico. As required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, we have disclosed the gross carrying amount and accumulated amortization, in total, and the aggregate amortization expense for each period presented and the estimated aggregate amortization expense for each of the five succeeding fiscal years. We have also noted the requirement for disclosure of the amount assigned to any major intangible asset class and the gross carrying amount and accumulated amortization by major intangible asset class. We had concluded, however, that the amounts involved were not considered a significant intangible asset class. We do not believe that disclosure of the nature of the intangible assets is necessary given the relative insignificant gross and net carrying amounts.
We will consider and provide such disclosure in future filings if the amounts are material.
Note 14 — Debt
Rig Financing, page F-30
5.	Please explain to us and revise your disclosure as necessary to indicate how you plan to assess and record any benefit on conversion incurred in connection with the Rig Financing held with Yucaipa. Specifically, we note your disclosure here that Yucaipa may convert this financing into additional equity on your successful emergence from Chapter 11, but you do not discuss how this conversion rate was or will be determined, and how you expect such conversion rate to impact your financial statements.
Response:
The Rig Financing agreement included a conversion clause, pursuant to which the principal and interest due could be converted to equity of the Company upon the effective date of the plan of reorganization. The conversion option was available to Yucaipa or the Company. Yucaipa was to receive a percentage of the equity of post-emergence Allied, with the numerator equal to the amount owed under the Rig Financing, including interest, and the denominator equal to $285 million minus the principal amount of indebtedness net of cash on hand on the effective date of the plan of reorganization, after giving effect to the plan of reorganization.
The nature of the conversion feature is that the Rig Financing was convertible into new equity of the Company after emergence from bankruptcy. The new equity of the reorganized company did not exist at the date the Rig Financing was issued, and the value of the new equity had not been determined at the time of issuance. Hence, it was not possible to determine if the Rig Financing had a beneficial conversion feature at the date of issuance. Therefore, the impact on the financial statements upon conversion was not determinable at the time of issuance of the financial statements.

Securities & Exchange Commission
July 13, 2007

The disclosure of the details of the conversion feature and the future potential impact on our financial statements will be disclosed in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.
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Given the nature of the proposed changes to our disclosure, we respectfully request that we be permitted to provide such information prospectively in future filings and not be required to amend the Form 10-K for the year ended December 31, 2006 for the changes discussed herein.
In addition, we also acknowledge that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	The Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing is fully responsive to your letter. If there is any additional information you would like or if you have additional questions, please let us know.
Sincerely yours,
/s/ Thomas H. King
Thomas H. King
Executive Vice President
and Chief Financial Officer